Mail Stop 7010


                  October 18, 2005




John W. Beasley
Metaline Contact Mines
Secretary/Treasurer/CFO
W. 3848 Turtle Patch Road
Pine River WI 54965

      Re:	Metaline Contact Mines
		Form 10-KSB for the Year Ended December 31, 2004
		Filed on March 25, 2005
      File number 0-31025

Dear Mr. Beasley:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Accounting Comments

Form 10-KSB for the Year Ended December 31, 2004

Control and Procedures, page 12

1. Please note that Item 307 of Regulation S-B requires an evaluation of the disclosure controls and procedures to be performed "as of the end of the period" covered by the quarterly or annual report, rather than "as of a date within 90 days of the filing date" of the quarterly or annual report. Please perform the evaluation as of the end of the period covered by the quarterly or annual report, and revise your disclosure accordingly.

2. Please remove the paragraph under Limitations of the Effectiveness of Controls and the reference made to this paragraph in the Conclusions section on page 14.

3. Please indicate whether there were any changes to internal controls over financial reporting as opposed to only the "significant" changes. Please refer to paragraph (c) of Item 308 of the Regulation S-B.

Exhibit 31.1

4. Please revise the certification to be consistent with the language specified under Instruction 31 to Item 601 of Regulation S-B.
Please
ensure that this change is also reflected in your quarterly filings.

Engineering Comments

General

5. Disclose the following:

* Indicate whether the mining claims are State or Federal claims.
* Provide names, claim, or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres.

Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

6. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

Pend Oreille/Metaline Zinc Mines, page 5

Golden Chest Mine, page 7

7. Industry Guide 7 does not allow the disclosure of "inferred geologic resources". Please remove your disclosure about 230,000 ounces of gold in that category.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yong Choi at (202) 551-3758, April Sifford, Branch Chief at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler Mining Engineer at (202) 551-3718 with questions
about engineering comments.   Please contact me at (202) 551-3740
with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director
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John W. Beasley
Metaline Contact Mines
October 18, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE